Exhibit 99.2
E-mail Communication to Employees
From: Warmenhoven, Dan
Sent: Monday, March 23, 2009 11:02 AM
To: c-dl-employees
Subject: Proxy Filing
Today NetApp filed a proxy statement asking stockholders to approve a one-time, voluntary stock option exchange program. If approved, this program will allow employees to exchange certain stock options that are “underwater”, meaning they have exercise prices that are higher than a specified share price, for a lower number of restricted stock units (RSUs).
A special meeting of our stockholders has been scheduled for April 21, 2009, to vote on the stock option exchange proposal. Stockholders must approve the proposal before the exchange offer can proceed.
If the proposal is approved by the stockholders we intend to offer the program to all eligible employees based in our U.S. and international locations (where feasible and permitted by local law). Participation in the exchange program will be voluntary, and eligible employees will have a pre-set election period to determine if they wish to participate. We will provide eligible employees with more information and written materials explaining the precise terms and timing of the exchange program and how it may apply at the time the exchange program begins.
Stock option exchanges are governed by the SEC and NASDAQ regulations. Information about the proposal can be found in the proxy statement and other materials filed with the SEC, which is available on the NetApp website at http://investors.netapp.com/sec.cfm or on the SEC’s website at www.sec.gov.

More information will be sent to you in the coming weeks regarding the stockholder vote. For those of you who are stockholders, your vote is important and we encourage you to vote. You will receive the meeting notice and proxy statement in the mail with details on when and how to vote the shares you own.
Dan
Note: The option exchange program described in this email has not yet commenced. If the proposal is approved by the stockholders and the exchange is implemented, we will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program at the time the exchange program begins. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. At the time the exchange program begins we will also file these written materials as part of a tender offer statement with the Securities and Exchange Commission. Our stockholders and option holders will be able to obtain these written materials and other documents we file with the Securities and Exchange Commission free of charge at www.sec.gov. Persons eligible to participate in the exchange will also be able to obtain a written copy of the tender offer documents free of charge, when they become available, by contacting the Compensation Group, at NetApp, Inc., 495 East Java Dr., Sunnyvale, CA 94089.